May 2, 2019

Renhui Mu
Chairman and Chief Executive Officer
Wins Finance Holdings Inc.
1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People's Republic of China

       Re: Wins Finance Holdings Inc.
           Form 20-F
           Filed October 31, 2018
           File No. 333-204074

Dear Mr. Mu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F filed October 31 , 2018

Item 4. Information on our Company
Our Products   Financial Leasing, page 23

1. Please tell us and revise future filings to provide additional detail regarding the deposits made by your leasing clients including but not limited to the typical percentage or amount required.
Item 5. Operating and Financial Review and Prospects
Results of Operations, page 31

2. Please tell us and revise future filings to discuss trends and changes in interest on short term investments for each period presented. Your discussion should include but not be limited to discussing the weighted average yield on your investments and explaining the underlying reasons for any trends. Considering that all of the interest recognized during
 Renhui Mu
FirstName LastNameRenhui Mu
Wins Finance Holdings Inc.
Comapany NameWins Finance Holdings Inc.
May 2, 2019
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         fiscal year ended June 30, 2018 was uncollected at June 30, 2018, please provide a schedule here or in another appropriate section of your filing detailing when you expect to collect the earned but uncollected interest at each period end.
3. Considering that "Other operating expenses" represent greater than 80% of total "Non-
         interest expenses," please revise future filings to show additional detail of this line item in a tabular format for each period presented. Please provide us a draft of your proposed disclosure for each period presented.
Item 10.E. Taxation
Passive Foreign Investment Company Rules, page 66

4. We note your disclosure that based on the composition (and estimated values) of your assets and the nature of your income and that of your subsidiaries during the taxable year ended June 30, 2018, you may be treated as a Passive Foreign Investment Company
         (PFIC) for such year. We also note that you have not performed a definitive analysis as to your PFIC status for such taxable year. Please tell us and revise future filings to discuss the results of your definitive analysis for each applicable tax year and if not completed, the status and expected completion date.
Item 15. Controls and Procedures, page 71

5. We note that your internal control over financial reporting was not effective as of June 30,
         2017 or June 30, 2018 due to the same material weakness. We further note your disclosure at both dates that "we are taking the steps necessary for remediation." Please tell us and revise future filings to discuss the specific steps you have taken to remediate this material weakness. Specifically discuss the status of hiring additional staff familiar with US GAAP and SEC reporting and detail the qualifications of any staff hired.
Item 16F. Change in Registrant's Certifying Accountant, page 74

6. We note the disclosure on page 74 related to the ongoing investigations and inquiries involving the Company from your prior auditors. Please confirm that all information related to these and any other investigations and inquiries were disclosed in accordance with the requirements in Item 8.A.7 and Item 3.D of Form 20-F and ASC 450-20-50 for
         each of the periods presented.
Financial Statements, page F-4

7. Please tell us the facts and circumstances related to the commission receivable of
         $496,097 recognized as of June 30, 2018 and how it was accounted for, noting that unearned income from guarantee services was $88,824 as of June 30, 2018.
8. Please tell us if you ever pay a guarantee without recognizing a specific provision for financial guarantee services and recognizing an allowance on guarantee. Similarly, please explain to us why a repayment on behalf of a guarantee service customer is capitalized in
 Renhui Mu
FirstName LastNameRenhui Mu
Wins Finance Holdings Inc.
Comapany NameWins Finance Holdings Inc.
May 2, 2019
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         the "guarantee paid on behalf of guarantee service customers" account as opposed to relieving/decreasing the "allowance on guarantee" account since presumably a contingent liability would have been recognized.
9. Please tell us how you would typically account for a guarantee transaction of a presumed
         $100 loan in which the client is unable to pay $82 of the loan. Please provide the journal entries for each typical event using appropriate estimated amounts as needed including but not limited to the:
           Day one non-contingent liability
           Initial deposit paid to the bank for the financial guarantee Subsequent identification of specific collectability risk since the client will not pay
             $82 of the loan (i.e. - contingent liability)
           Withdrawal of deposit by the bank related to the financial guarantee Subsequent payment to the bank for the remainder of the non-payment Initial assessment that you will be able to collect $35 from the client related to your
             guarantee
           Collection of $35 from the client
           Later collection of the remaining $47 from the client

         Please clearly identify the transactions that impact the "guarantee paid on behalf of guarantee service customers," "provision for guarantee paid on behalf of guarantee service customers," "allowance for on guarantee," and "provision for financial guarantee services." Please confirm that the accounting described here has been used by the
         Company during the periods presented or explain to us the differences for material guarantee transactions.
10. Please consider revising the name of the line item "guarantee paid on behalf of guarantee service customers" and the related "provision for guarantee paid on behalf of guarantee service customers" to more appropriately describe its character. For example, name the respective line items "receivable from guarantee service customers" and "provision for receivable from guarantee customers" or something similar. Additionally, revise to provide a roll forward of the gross receivable and disclose the information required by
         ASC 310-10-50 as applicable. Lastly, please revise to present the related allowance for doubtful accounts on a gross basis on your balance sheet and provide a roll forward of this account in your financial statement notes in accordance with ASC 310-10-50-11B. Please provide us a draft of your proposed disclosure.
Consolidated Statements of Cash Flows, page F-7

11. In response to prior comment 8 of our letter dated July 27, 2015 you revised your
         Statement of Cash Flows presentation related to "deposit paid to banks for financial guarantee services" and "deposit released from banks for financial guarantee services" to appropriately reconcile to the presentation of "restricted cash" used in the balance sheet.
         Please revise your Statement of Cash Flows presentation and line item terminology
 Renhui Mu
FirstName LastNameRenhui Mu
Wins Finance Holdings Inc.
Comapany NameWins Finance Holdings Inc.
May 2, 2019
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         similarly in future filings to allow an investor to understand how changes in the balance sheet line item "restricted cash" is presented in the Statement of Cash Flows.
Notes to the Unaudited Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-10

12. Please tell us and revise future filings to disclose your accounting policies related to deposits from direct financing leases.
(f) Short-term investments, page F-11

13. Please tell us why you believe your short-term investments are not in the scope of ASC
         320-10 or revise to account for the securities as available-for-sale securities and provide the information required by ASC 320-50.
Note 7. Net Investment in Direct Financing Leases, page F-23

14. Please revise future filings to provide an analysis of the age of the recorded investment in direct finance leases that are past due as of each period end presented. Refer to ASC 310-
         10-50-7A. Please provide us a draft of your proposed disclosure for each period presented.
15. Please revise future filings to disclose the recorded investment in direct finance leases on nonaccrual status and those past due 90 days or more and still accruing as of each period end presented. Refer to ASC 310-10-50-7. Please provide us a draft of your proposed disclosure for each period presented.
Note 20   Commitments and Contingencies, page F-33

16. We note from your Contingencies disclosures that currently and in the past Dongsheng
         Guarantee failed to comply with certain PRC regulations. Please tell us and revise future filings to discuss the reasons for the non-compliance, estimate the amount of delinquent payments, clarify if you have made accruals for these delinquent payments and where they appear in your financial statements, and explain what steps, if any, you are taking to ensure compliance with PRC regulations in the future.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Schroeder, Staff Accountant at 202-551-3294 or Michael
Volley, Staff Accountant at 202-551-3437 with any questions.



                                                                Sincerely,
 Renhui Mu
Wins Finance Holdings Inc.
May 2, 2019
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FirstName LastNameRenhui Mu
Comapany NameWins Finance Holdings Inc.
                                          Division of Corporation Finance
May 2, 2019 Page 5                        Office of Financial Services
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